Exhibit 99.1

The9 Limited Invests into a Battery Management System Supplier to Continue Developing

its Electric Vehicle Eco-chain

Hong Kong, China, June 17, 2019 ——The9 Limited (Nasdaq: NCTY) (“The9”) announced today that The9 and its wholly-owned subsidiary have signed a share purchase agreement with Comtec Windpark Renewable (Holdings) Co Ltd (“Comtec”), a wholly-owned subsidiary of Comtec Solar Systems Group Limited (Hong Kong Stock Exchange: HK00712) (“Comtec Group”). Pursuant to the share purchase agreement, The9 will issue 3,444,882 Class A ordinary shares to purchase 9.9% of equity in Zhejiang Kexin Power System Design and Research Company (“Kexin”), a lithium battery management system and power storage system supplier. The9 believes that this investment will further enhance the its ability to develop new energy and Internet electric vehicle ecosystem. As one of our independent director, Mr. Chau Kwok Keung, is an executive director, the chief financial officer and the company secretary of Comtec Group, this transaction between Comtec and the Company constitutes a related party transaction and has been independently reviewed and recommended by the Company’s audit committee and approved by the board of directors.

Headquartered in Zhenjiang, China, Kexin is principally engaged in the research and development, design, integration and sales of lithium battery management systems and lithium battery systems for electric vehicles (including electric cars, electric motors and electric bicycles) to electric vehicle manufacturers and for power storage systems to lithium battery manufacturers and to power storage companies.

At present, Kexin has accumulated a significant number of customers of electric vehicle manufacturers and in energy storage power stations, microgrid and distributed energy storage markets, including photovoltaic and wind power stations, overseas power distributors, and photovoltaic component installers.

“The electric vehicle battery and new energy storage market is growing rapidly. We believe that the Chinese Government has been very supportive of these high-tech industries, both in terms of government policies and also in terms of financial support. We believe that the next three to five years will be a rapid development stage for electric vehicles with government support and will witness the growth of major automakers. We anticipate that the demand for electric vehicle battery and new energy storage will show rapid growth,” said Mr. Jun Zhu, CEO of The9,” and we believe that our current investments in an electric vehicle manufacturer, a charging equipment company, and a battery management system supplier demonstrate our confidence in the entire electric vehicle value chain. In the future, we intend to actively bring the Internet electric vehicle eco-industry, including the upstream and downstream areas of applications, to different places in China following the rapid development of the market and the application of new energy technology.“

About The9 Limited

The9 Limited (The9) is an Internet company based in China listed on Nasdaq in 2004. The9 has aimed to become a diversified high-tech Internet company.

For further information, please contact:

Ms. Connie Sun
Investor Relations Specialist
The9 Limited
Tel: +86 (21) 5172-9990
Email: IR@corp.the9.com

Website: https://www.the9.com/en